NORTHERN CANADIAN URANIUM INC.

FOR IMMEDIATE RELEASE

Thursday, November 22, 2007

Contact:

Investor Relations

(No.2007-11-19)

Phone (604) 684-2181

info@northerncanadian.ca

Bayswater Executes Agreement to Acquire Northern Canadian Uranium

Vancouver, British Columbia – November 22, 2007 – Northern Canadian Uranium Inc. (TSX Venture Exchange: NCA; Frankfurt Stock Exchange: N4I) (“NCA”) is pleased to report the Company has signed the definitive Arrangement Agreement to be acquired by Bayswater Uranium Corporation (TSX-V: BAY).

Northern Canadian Uranium (“NCA”) has today mailed an Information Circular to its shareholders that describes terms of the agreement and to recommend the proposed transaction be accepted at a Special Meeting on Tuesday, December 18, 2007.

The Information Circular is available at Northern Canadian’s profile on SEDAR (www.sedar.com).  Final completion of the acquisition is subject to approval by NCA shareholders and receipt of applicable regulatory approvals.

About Northern Canadian Uranium Inc.

Northern Canadian Uranium Inc. is a Canadian public company focused on the acquisition, exploration and development of uranium resources.  NCA’s exploration programs are headed by Keith Laskowski (MSc, Director, VP Exploration), a designated Qualified Person (NI 43-101) and a geologist with over 28 years of exploration experience.  The Company has established a pipeline of uranium projects, ranging from resource definition to grassroots exploration.  NCA is presently exploring three prospective uranium projects in the Athabasca Basin and six uranium projects in the Powder River Basin of Wyoming.  The Elkhorn Project in Wyoming contains a NI 43-101 compliant indicated uranium resource of 400,000 lbs U308 that can be expanded with additional drilling.  NCA also has three uranium projects in the Great Basin of Nevada, three projects along the southern flank of the Black Hills uplift, in South Dakota and two uranium concessions in Mali, West Africa, one of which hosts a reported historic resource.  Further information is available on the NCA’s website at www.northerncanadian.ca.

ON BEHALF OF THE BOARD OF DIRECTORS

“ Praveen K. Varshney ”

Praveen K. Varshney, CA

President

Contact:  Investor Relations

Phone (604) 684-2181

info@northerncanadian.ca

Cathedral Place, Suite 1304–925 West Georgia St.

Vancouver, BC  V6C 3L2  Canada

Phone: (604) 684-2181     Fax: (604) 682-4768

Email: info@northerncanadian.ca   Website: www.northerncanadian.ca